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                     Filed by Public Service Enterprise Group Incorporated
                     Pursuant to Rule 425 under the Securities Act of 1933
                            and Deemed Filed Pursuant to Rule 14a-12 under
                                       the Securities Exchange Act of 1934

                                                          Subject Company:
                              Public Service Enterprise Group Incorporated
                                           (Commission File No. 001-09120)








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                                                           [PSEG POWER LLC LOGO]




STRAIGHT TALK WITH FRANK CASSIDY
President and Chief Operating Officer
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Q. What more can you tell us about the Nuclear Operating Services Contract?

This contract with Exelon will take effect January 17, 2005. PSEG selected Exelon to assist in the operation of its nuclear facilities, because Exelon is widely recognized as one of the premier nuclear operators in the world.

Q. Will we see new management and when?

Yes, beginning in mid-January, Exelon will bring a number of its management people into our organization as part of an overall effort to introduce their nuclear management model. That model has been implemented successfully across their nuclear fleet and has resulted in an enviable track record for safe, reliable and efficient operations.

Q. Is there going to be a transfer of assets?

No. As the holder of NRC licensee to operate Salem/Hope Creek, PSEG will continue to have exclusive authority to operate and maintain the Station and have ultimate responsibility for all regulatory requirements. PSEG will be responsible at all times for providing general management oversight.

Q. What will the reporting relationships be during the time before the deal closes?

PSEG Nuclear along with all of its management, including those from Exelon, will continue to report to the President of PSEG Power. Under the contract, however, PSEG will have complete access to the operating expertise of the Exelon nuclear organization.

Q. What happens to this contract if the deal does not close?

We fully expect that the merger will receive all required shareholder and regulatory approvals. Exelon will have a two-year contract from the date the contract takes effect in January 2005, which will provide more than sufficient time for the merger to close.

Q. Why did you feel it was necessary to make this Services Agreement? Don't you think we are making progress?

We believe we are making very important and successful progress. And the plans you have put in place will get us to excellence. However, on our own, we would never be able to reproduce some of the benefits of this combined nuclear fleet or make improvements as quickly as we can under the services contract. The performance history of their large nuclear fleet demonstrates these results.

Q. Have you spoken with the NRC? What was their reaction in light of your current issues?

We have spoken to the NRC. They recognize the strong, successful performance record that Exelon brings to the table. They also recognize Exelon's interest as a co-owner of the Salem Station in wanting to see improved overall performance that matches the first quartile performance of many of its other facilities.

Q. How do you feel this will impact our SCWE efforts?

We assured the NRC that our focus on improving our safety conscious work environment remains strong and will not change with this Services Agreement.




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                                                           [PSEG POWER LLC LOGO]

Q. Will this contract mean we will be getting yet another CNO? You've acknowledged the repeated change of leadership has been one of the reasons for the SCWE issues we face and the resultant lack of trust on the part of employees. You promised real leadership stability when this current CNO was appointed. How can we believe you now with another possible management change?

Decisions about leadership here at the Station will be made over the next few weeks and months. Those decisions will be made jointly by PSEG and Exelon. It is understandable that Exelon will want to have a number of their people who are trained in the Exelon Management Model as part of their operating team. They have crafted a recipe for success that is enviable in our industry. With respect to leadership stability, as a co-owner, they have consistently had their management on site for years. Exelon is very familiar with our operation, our staff, our SCWE issues, and our decision-making. This transition should be as seamless as is possible in these circumstances. It is an agreement based on an existing, long-standing partnership.

Q. What will the employee impact be? How will staffing levels be determined?

Over time, it is believed the benefits of a larger fleet operation will naturally result in efficiency savings. Initially, it is anticipated that a number of positions in the new organization will be staffed by Exelon employees. Numbers of displaced PSEG employees will be offered positions at other Exelon facilities for training in the Exelon Nuclear Management Model. Other displaced PSEG employees will be eligible for severance. A standard process will be used to re-select and staff a new organization that uses Exelon's standard structure. We expect that process to begin toward the end of the first quarter 2005. That step will only occur after a reasonable and orderly transition period. You will be hearing more about the plans and activity of a transition effort in the days and weeks following the effective date of the Services Agreement.

Q. What is the impact on all other nuclear officers and senior management?

The answer to that and other similar specific staffing questions will be determined after the Services Agreement takes effect.



Cautionary Statement: Statements in this document represent the intentions, plans, expectations and beliefs of Exelon and PSEG and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to the success of whether the conditions to the merger will be satisfied, and if not, whether the merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the utility or power generation industry or the business or prospects of Exelon or PSEG. Exelon and PSEG wish to caution the reader that these factors, as well as other factors described or to be described in Exelon's and PSEG's SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Exelon's and PSEG's current expectations described herein.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.